May 18, 2009

Securities and Exchange Commission
Perry J. Hindin, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549-3628
work--(202) 551-3444
work fax--(202) 772-9203
hindinp@sec.gov

RE: Comments on your May 1, 2009 letter faxed to me

Concerning: File No. File No. 001-08957

Via EDGAR and fax to 202-772-9203

Dear Mr. Hindin:

Please be advised that Richard Foley and I have withdrawn from our attempted proxy solicitation at Alaska Air for this year.

I speak now on my behalf only: I believe our failure to complete a proxy statement/proxy card and go definitive to SEC staff's satisfaction this year is direct evidence of how onerous and complex current U.S. SEC regulations are. For those of us trying to put together simple, affordable challenges to hold incumbent management more accountable to stockholders, and to advance shareholder resolutions that we feel important to enhance the companies we invest in –– well, the SEC system and staff that it employees lags what's currently happening in the real business world, in my opinion.

One would think that after going definitive and soliciting proxies six years in a row, that the seventh would have been a piece of cake. That was not to be the case.

SEC regulators can't possibly enforce the its rules alone. It needs the help of millions of stockholders. We are passionate, ready to engage –– and cheap help. And as a U.S. citizen, I claim my equal right to participate along with the "professionals."

In the off season we plan to take our grievances to the full Commission, to corporate governance advocates and the court of public opinion.

Obviously, there are many changes that need to be made. We continue to invite staff at the SEC to consider and act to advance and protect the rights of investors in our great country.

Sincerely,

/s/

Steve Nieman
15204 NE 181st Loop
Brush Prairie, WA 98606
stevenieman@mac.com || home (360) 687-3187 || fax: (360) 666-6483 || mobile (360) 904-2926

cc: Richard Foley